UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM 11-K
____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number: 001-34654

Washington Federal Bank 401(k) Plan
(Full title of the plan)
____________________________
WaFd, Inc.
(Name of issuer of the securities held pursuant to the plan)
____________________________

Washington	91-1661606
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
425 Pike Street
Seattle, WA 98101
(Address of the plan and address of issuer's principal executive offices)

WASHINGTON FEDERAL BANK 401(k) PLAN
AS OF DECEMBER 31, 2025 AND 2024

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Committee and Plan Administrator
Washington Federal Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Washington Federal Bank 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, LLP
We have served as the Plan’s auditor since 2025.

Bethesda, Maryland
June 18, 2026

WASHINGTON FEDERAL BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
Assets:
Investments, at fair value:
WaFd, Inc. common stock	$6,303,914	$6,887,208
Mutual funds	223,721,255	199,580,124
Collective trusts	14,072,623	18,739,472
Total investments at fair value	244,097,792	225,206,804
Other receivables	2,118	—
Net assets available for benefits	$244,099,910	$225,206,804
See accompanying notes to the financial statements.

WASHINGTON FEDERAL BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
Additions:
Net appreciation in fair value of investments	$26,882,213	$18,129,172
Interest and dividend income	6,771,933	5,952,951
Contributions:
Employer (including Safe Harbor match)	8,448,837	8,907,066
Participants	12,407,588	12,553,781
Rollovers	2,789,945	11,541,649
Total contributions	23,646,370	33,002,496

Total additions, net	57,300,516	57,084,619

Deductions:
Benefits paid to participants	38,043,897	21,790,001
Plan expenses	363,513	367,437
Total deductions	38,407,410	22,157,438

Net change	18,893,106	34,927,181
Net assets available for benefits:
Beginning of the year	225,206,804	190,279,623
End of the year	$244,099,910	$225,206,804
See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 1–DESCRIPTION OF PLAN

The following description of the Washington Federal Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution profit sharing plan for substantially all employees of WaFd Bank , a subsidiary of WaFd, Inc. (collectively, the "Employer" or the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").The Bank filed its Second Amended and Restated Articles of Incorporation, with the Washington Secretary of State, to change its name from Washington Federal Bank to WaFd Bank effective on September 25, 2025.

Employees are eligible to participate in the Plan on the first day of the calendar month following the completion of 30 days of employment. Such eligible employees can make contributions at that time but do not become eligible for the Employer's profit sharing or matching contribution until the first entry date after the first day of the calendar quarter (January 1, April 1, July 1 or October 1) following the completion of the one year of service requirement. The Plan defines one year of service as a 12-month period in which the eligible employee works at least 1,000 hours of service and the first eligibility service period starts on the first day of employment. After the first 12-month eligibility service period, if the Plan needs to measure another eligibility service period (e.g., if the employee does not complete 1,000 hours of service in the first 12-month period), the Plan will measure the eligibility service period on a Plan Year basis. Participation in the Plan excludes employees covered by a collective bargaining agreement, temporary employees and independent contractors.

The Company closed its merger with Luther Burbank Corporation ("Luther Burbank"), a California corporation, effective March 1, 2024. Pursuant to the Merger Agreement, Luther Burbank merged with and into the Company, with the Company surviving the merger, and Luther Burbank’s 401(k) plan was terminated. Employees from Luther Burbank became eligible to participate in the Plan on April 1, 2024.

Contributions - Under provisions of the Plan, all participants may make voluntary after-tax contributions of their eligible earnings as defined by the Plan. In addition, participants may make pre-tax or Roth contributions up to the statutory limits of $23,500 and $23,000 for 2025 and 2024, respectively, plus a “catch-up” amount of $7,500 and $7,500 for 2025 and 2024, respectively, for those who have attained age 50 or over at the end of the calendar year to their 401(k) deferral contributions account. Additionally, for participants who attain ages 60 through 63, the Plan provides for an enhanced ("super") catch-up contribution limit of up to $11,250 per year. All new employees are automatically enrolled, unless they opt out, for a 1% participant contribution to their 401(k) account. For those participants under automatic enrollment, the Company will increase the deferral rate by 1% each January 1st until the point the deferral rate is 6% of compensation or the participant opts out. If automatic enrollment occurs after July 1st, the participant's default deferral rate will not be subject to automatic increase until the second January following auto enrollment. Prior to automatic enrollment, all participants are provided with a notice of their rights to elect a different deferral amount and to opt out of automated deferral increases.
The Plan includes a "safe harbor" feature which provides for a matching contribution equal to 100% of an employee’s 401(k) elective pre-tax deferral, not exceeding 4% of their compensation for the Plan Year. Employer profit sharing contributions to the Plan are determined by the Board of Directors of the Company based on the Company’s net operating income. Contributions are allocated to the Employer profit sharing account of each participant in the same proportion that each participant’s eligible compensation for the period bear to the total eligible compensation of all such participants for such period.
In order to be eligible to receive an allocation of the Employer’s profit sharing contribution for the Plan Year, a participant must complete 1,000 hours of service during the Plan Year and be employed on the last day of the Plan Year (December 31st). Employer profit sharing contributions totaled 3% and 3% of participants’ eligible compensation for the years ended December 31, 2025 and 2024. For the years ended December 31, 2025 and December 31, 2024, employer profit sharing contributions were $3,492,575 and $3,821,176 respectively.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s profit sharing contribution (b) the Employer safe harbor matching contribution and (c) Plan earnings. Allocations of Plan earnings are based on the participant's investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant’s account(s).
Investments - Participants direct the investment of their contributions and Employer's profit sharing and safe harbor matching contributions and earnings thereon into WaFd, Inc. common stock or any of the mutual or collective trust fund investment options of the Plan. In the absence of participant investment directions, contributions are invested in a target date fund, a qualified default investment alternative (“QDIA”) as prescribed by final regulations issued by the Department of Labor.

Vesting - Participants are immediately vested in their own contributions to their voluntary after-tax contribution accounts and to their 401(k) deferral contribution and Roth contribution accounts. The employer safe harbor match contribution is also fully vested at the time of match. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company profit sharing account contributions if the participant has completed less than six years of continuous service. Participants who have completed six or more years of service are fully vested in Company profit sharing contributions to their accounts. Participants also become fully vested in Company profit sharing contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment during a calendar year.
The Plan provides employees with the following vesting schedule with regard to Company profit sharing contributions:

Service Year Completed	Percentage Vested

1	—%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
Forfeitures - Participants have a non-forfeitable interest in their vested account balances upon termination from the Plan. Unvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan and pay Plan expenses. If participants re-enter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. As of December 31, 2025 and 2024, the non-vested forfeiture accounts balance totaled $70,386 and $107,417, respectively. Forfeited non-vested amounts of $409,609 and $281,896 were used to reduce employer contributions and pay plan expenses in accordance with Plan provisions in 2025 and 2024, respectively.
Benefits - In accordance with the terms of the Plan, a participant, upon either retirement, termination, death, or disability, may elect alternative methods of benefit payments, including:
•One lump-sum cash distribution
•Cash installment payments
•Purchase of an annuity contract selected by the participant and approved by the trustees

•Any other method of distribution not extending the payment period beyond the joint life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant’s share is to be distributed as soon as practicable.
Participant Loans - The Plan does not allow participants to withdraw funds from their accounts as participant loans.
Administrative Expenses - Each participant pays an annual fee of $35 deducted quarterly for participants with balances up to $2,000 or $63 for participants with account balances over $2,000 to cover recordkeeping and investment expenses, plus a share of any additional Plan expenses, based on the participant’s portion of the Plan assets. Additional Plan expenses could include fees paid to auditors, investment advisors, attorneys, etc.

NOTE 2–SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices, if available, are used to value investments. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation of investments represents the change in fair value during the year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.
Contributions- Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Payment of Benefits - Benefits are recorded when paid.

NOTE 3–FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active exchange markets that the entity has the ability to access as of the measurement date.

Level 2: Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.
Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The investments in WaFd, Inc. common stock, mutual funds, and collective fund investments are stated at fair value. The common stock and mutual fund's fair value is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded.

Investments measured at net asset value ("NAV") - The collective funds are carried at the NAV as a practical expedient for fair value. The NAV is based on the fair value of the underlying net assets of the fund. The NAV practical expedient would not be used if it is determined to be probable that the Plan would sell the investments for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the plan initiates a full redemption of the stable value collective fund, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
WaFd, Inc. common stock	$6,303,914	$—	$—	$6,303,914
Mutual funds	223,721,255	—	—	223,721,255
Total investments in the fair value hierarchy	$230,025,169	$—	$—	$230,025,169

Collective trust investments measured at net asset value				$14,072,623

Total investments at fair value				$244,097,792

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
WaFd, Inc. common stock	$6,887,208	$—	$—	$6,887,208
Mutual funds	199,580,124	—	—	199,580,124
Total investments in the fair value hierarchy	$206,467,332	$—	$—	$206,467,332

Collective trust investments measured at net asset value				$18,739,472

Total investments at fair value				$225,206,804

A summary of the Plan's investments at December 31, 2025 and 2024, where fair value is estimated based on the NAV is presented below:

Collective Trust Investment	2025 Fair Value	2024 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Restrictions	Notice Period
Clearbridge Large Cap Growth Fund	$6,906,581	$11,195,315	—	Daily	*	5 business days
BlackRock Mid Cap Growth Fund	—	2,014,690	—	Daily	*	5 business days
T.Rowe Price Stable Value Fund	7,166,042	5,529,467	—	Daily	n/a	12 months
	14,072,623	18,739,472
* Notice is required for trades over $1,000,000

NOTE 4–FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 15, 2017, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, therefore, no provision for income tax has been included in the Plan’s financial statements.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator's knowledge, there are currently no audits in progress for any tax periods.

NOTE 5–PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6–PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and affiliate of Fidelity Investments and, therefore, transactions with these entities qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan to Fidelity for administrative services were $159,065 and $164,187 for the years ended December 31, 2025 and December 31, 2024, respectively.
At December 31, 2025 and 2024, the Plan held 196,813 and 213,623 shares, respectively of WaFd, Inc. common stock, with a fair value of $6,303,914 and $6,887,208, respectively. During the years ended December 31, 2025 and December 31, 2024, the Plan recorded $219,749 and $289,838 in dividend income on the common stock of the Company, respectively. For the years ended December 31, 2025 and December 31, 2024, purchases of WaFd, Inc. common stock were $416,453 and $685,019, respectively. Sales of WaFd, Inc. common stock for the same periods were $1,128,187 and $3,753,261, respectively.

NOTE 7–RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. It is reasonably possible, given the level of risk associated with investment securities, which changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 8–SUBSEQUENT EVENTS
The Plan has evaluated the events that have occurred subsequent to December 31, 2025 up to the date that the financial statements were issued and has included all material events that would require recognition in the 2025 financial statements and disclosure in the notes to the financial statements..

Washington Federal Bank 401(k) Plan
EIN: 91-0135860; Plan No: 001
FORM 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b) Issuer, identity of borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Fair value

*	WaFd, Inc.	196,813 shares of common stock	**	$6,303,914

	Mutual funds:
	American Funds Europacific Growth R6	Foreign Large Growth	**	1,120,334
	American Century Mid Cap Value R6	Mid-Cap Value	**	1,651,782
*	Fidelity 500 Index	Large Blend	**	35,260,353
*	Fidelity Extended Market Index	Mid-Cap Blend	**	3,447,719
*	Fidelity Freedom Index 2010 Instl Prem	Target Date 2000-2010	**	1,024,546
*	Fidelity Freedom Index 2015 Instl Prem	Target Date 2015	**	2,632,267
*	Fidelity Freedom Index 2020 Instl Prem	Target Date 2020	**	8,514,454
*	Fidelity Freedom Index 2025 Instl Prem	Target Date 2025	**	16,568,798
*	Fidelity Freedom Index 2030 Instl Prem	Target Date 2030	**	22,324,028
*	Fidelity Freedom Index 2035 Instl Prem	Target Date 2035	**	26,559,554
*	Fidelity Freedom Index 2040 Instl Prem	Target Date 2040	**	20,846,704
*	Fidelity Freedom Index 2045 Instl Prem	Target Date 2045	**	21,785,216
*	Fidelity Freedom Index 2050 Instl Prem	Target Date 2050	**	17,190,943
*	Fidelity Freedom Index 2055 Instl Prem	Target Date 2055	**	12,471,392
*	Fidelity Freedom Index 2060 Instl Prem	Target Date 2060	**	6,871,849
*	Fidelity Freedom Index 2065 Instl Prem	Target Date 2065+	**	2,231,143
*	Fidelity Freedom Index 2070 Instl Prem	Target Date 2065+	**	52,627
*	Fidelity Freedom Index Inc Instl Prem	Target Date Retirement	**	1,845,135
*	Fidelity Total International Index	Foreign Large Blend	**	7,479,246
*	Fidelity Mid Cap Growth Index	Mid-Cap Growth	**	2,869,616
*	Fidelity US Bond Index	Intermediate Core Bond	**	2,089,661
	JP Morgan Equity Income R6	Large Value	**	1,791,518
	MFS New Discovery Value R3	Small Value	**	981,037
	PGIM Total Return Bond R6	Intermediate Core-Plus Bond	**	4,077,186
	Vanguard Treasury Money Market	Money Market	**	160,025
	Wasatch Core Growth	Small Growth	**	1,874,122
				223,721,255
	Collective trusts:
	ClearBridge Large Cap Growth R1	Large Growth Collective Fund	**	6,906,581
	T. Rowe Price Stable Value Common Trust Fund	Stable Value Collective Fund	**	7,166,042
				14,072,623

				$244,097,792
*	Party-in-Interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2026.

Washington Federal Bank 401(k) Plan

/s/ RIKA M. LAING
RIKA M. LAING
Pension Trustee

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm - Weaver and Tidwell, LLP